Exhibit 99.3

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on April 20, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold
Proxies submitted must be received by 11:30 a.m. (Vancouver Time) on April 18, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

                                             01SSOD

Appointment of Proxyholder
I/We being holder(s) of securities of West Fraser Timber Co. Ltd. (the “Company”) hereby appoint: Hank Ketcham, Chair of the Board, or failing this person, Ray Ferris, President and Chief Executive Officer of the Company (the “Management Nominees”)	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/WestFraserTimber and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to ask questions at the meeting. If the appointee is attending the meeting in person, this step is NOT required.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at 1250 Brownmiller Road, Quesnel, B.C. on April 20, 2022 at 11:30 a.m. (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors
To set the number of Directors at 11.							☐	☐

2. Election of Directors	For	Withhold		For	Withhold		For	Withhold

01. Henry H. (Hank) Ketcham	☐	☐	02. Reid E. Carter	☐	☐	03. Raymond Ferris	☐	☐

04. John N. Floren	☐	☐	05. Ellis Ketcham Johnson	☐	☐	06. Brian G. Kenning	☐	☐

07. Marian Lawson	☐	☐	08. Colleen M. McMorrow	☐	☐	09. Robert L. Phillips	☐	☐

10. Janice G. Rennie	☐	☐	11. Gillian D. Winckler	☐	☐
				For	Withhold

To elect ALL nominees listed above (except as marked to the contrary)				☐	☐
							For	Withhold

3. Appointment of Auditor
To appoint PricewaterhouseCoopers LLP, as the Auditor of the Company for the ensuing year and to authorize the Directors to fix the Auditor’s remuneration.							☐	☐
							For	Against

4. Amendment of Corporate Articles

To pass the special resolution to amend the corporate Articles of the Company to increase the quorum requirements and to provide for additional methods for delivery of notices, all as more particularly described under “Amendment of the Corporate Articles” in the accompanying Information Circular.

							☐	☐
5. U.S. Employee Stock Purchase Plan

To pass the ordinary resolution to ratify, confirm and approve adoption by the Board of Directors of the Company’s U.S. Employee Stock Purchase Plan for the purposes of Internal Revenue Code §423, as more particularly described under “Approval of the U.S. Employee Stock Purchase Plan” in the accompanying Information Circular.

							☐	☐
6. Advisory “Say on Pay” Resolution

To pass the ordinary resolution being the advisory resolution to approve the Company’s approach to compensation paid by the Company to directors and Named Executive Officers, as more particularly described under “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)” in the accompanying Information Circular.

							☐	☐

Signature of Proxyholder	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail or electronically at www.computershare.com/mailinglist.

W X T Q	3 3 1 3 6 6	A R 1

01SSPI

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